Exhibit 99.1

Designated Person Notification

21 December 2023, 18:00 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that notifications of share transactions by a Designated Person (i.e. Directors or Executive Officers) are available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Share Transactions by Management: https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management
ENDS
About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com